Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel
Tel.: +972-3-908-5800

November 22, 2022

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2022

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend our Special General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on December 29, 2022, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

1.      Approval of the compensation terms of Lauri Hanover, the Company’s new Chief Financial Officer; and

2.      Approval of an amended package of employment terms for Ronen Samuel, the Company’s Chief Executive Officer, in order to increase his annual long-term incentive opportunity.

Our board of directors (without the participation of Ms. Hanover and Mr. Samuel with respect to Proposals 1 and 2, respectively) unanimously recommends that you vote in favor of each of the above proposals, which are described in the proxy statement that will be distributed to you together with this Notice of Special General Meeting of Shareholders.

Shareholders of record at the close of business on November 22, 2022 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (disregarding abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, under the Israeli Companies Law, 5759-1999, or the Companies Law, the approval of Proposal 2 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•        the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as to be described in our proxy statement for the Meeting) and who do not have a conflict of interest (which is referred to under the Companies Law as a “personal interest,” as to be described in the proxy statement) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•        the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Special General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form to be sent to you as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions for voting to be sent to you electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on December 28, 2022, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on December 27, 2022. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, Attention: Andrew Backman, Global Head of Investor Relations, email: Andrew.Backman@kornit.com, no later than November 29, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than December 6, 2022, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on December 4, 2022 at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

Yuval Cohen
Chairman of the Board of Directors